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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02003065

SEC FILE NUMBER
8- 40258

SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH. D.C. SECTION
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guaranty Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud (City) MN (State) 56301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Lund (320) 656-4308
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

600 Peachtree Street Suite 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall L. Ciccati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guaranty Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

President - CEO
Title

[signature]
Notary Public

MARY E. CANNON NOTARY PUBLIC GEORGIA EXPIRES JUNE 01, 2003 COBB COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guaranty Brokerage Services, Inc.

Audited Financial Statements
and Supplemental Information

For the year ended December 31, 2001

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Guaranty Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Guaranty Brokerage Services, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, change in stockholder's equity and cash flow for the year ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Brokerage Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3, stockholders' equity as of January 1, 2001 has been adjusted from previously reported amounts to reflect the correction of an error related to tax assets.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
Ernst + Young LLP

February 15, 2002
Atlanta, Georgia

Guaranty Brokerage Services, Inc.

Statements of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$1,119,419**
Securities owned, at fair market value	**3,300**
Due from affiliates, including $178,029 in 2001 under tax allocation agreement	**186,031**
Accounts receivable	**2,146**
Prepaid expenses	**95,212**
Total assets	**$1,406,108**
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	**$ 89,607**
Accounts payable and other accrued expenses	**33,000**
Total liabilities	**122,607**
Stockholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 129,994 shares issued and outstanding	**31,693**
Additional paid-in capital	**908,958**
Retained earnings	**342,850**
Total stockholder's equity	**1,283,501**
Total liabilities and stockholder's equity	**$1,406,108**

See accompanying notes.

Guaranty Brokerage Services, Inc.

Statements of Operations

Year ended December 31, 2001

Revenues:	
Commissions and distribution fees	$ 568,298
Interest	18,039
Other	108,273
Total revenues	694,610
Expenses:	
Commissions and distribution fees	498,636
Other operating expenses	57,045
Total expenses	555,681
Income before taxes	138,929
Income tax benefit:	
Current	(140,809)
Deferred	–
Total income tax benefit	(140,809)
Net income	$ 279,738

See accompanying notes.

Guaranty Brokerage Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance at January 1, 2001	$31,693	$ 799,541	$ 63,112	$ 894,346
Capital contribution	–	350,000	–	350,000
Capital withdrawal	–	(240,583)	–	(240,583)
Net income	–	–	279,738	279,738
Balance at December 31, 2001	$31,693	$ 908,958	$342,850	$1,283,501

See accompanying notes.

Guaranty Brokerage Services, Inc.

Statements of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net income	**$ 279,738**
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from affiliates	**74,750**
Accounts receivable	**149,836**
Prepaid expenses	**(88,072)**
Accounts payable and other accrued expenses	**8,000**
Due to affiliates	**89,607**
Net cash provided by operating activities	**513,859**
Cash flows from financing activities	
Capital contribution	**350,000**
Capital withdrawal	**(240,583)**
Net cash provided by financing activities	**109,417**
Increase in cash and cash equivalents	**623,276**
Cash and cash equivalents at beginning of year	**496,143**
Cash and cash equivalents at end of year	**$1,119,419**
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	**$ 139,028**

See accompanying notes.

Guaranty Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Nature of Business and Ownership

Guaranty Brokerage Services, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of PrimeVest Financial Services, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"). In September 2000, ReliaStar was acquired by ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

2. Summary of Significant Accounting Policies (continued)

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Correction of an Error

Subsequent to the issuance of the Company's audited financial statements for the year ended December 31, 2000, an error was discovered regarding a deferred tax asset established as a part of the purchase accounting adjustment for the purchase of the Company by ING AIH. The error resulted in an overstatement of the Company's tax assets and additional paid-in capital and an understatement of retained earnings at December 31, 2000. The audited financial statements have been revised to reflect a decrease in both the tax assets and additional paid-in capital in the amount of $2,759,637 and an increase in retained earnings of $65,727 as of January 1, 2001. There was no change in the Company's net capital position or the results of operations resulting from the error.

4. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

There were no deferred tax assets or liabilities at December 31, 2001. The entire tax benefit of $140,809 consisted of current federal taxes.

4. Income Taxes (continued)

Variations from the federal statutory rate are as follows:

Expected federal income tax expense at statutory rate of 35%	$ 48,625
Goodwill	(189,434)
Income tax (benefit) expense	$(140,809)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to the impact of deductible goodwill amortization.

5. Related Party Transactions

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge. As a result, expenses of the Company may not be indicative of what would have been incurred if it had operated independently.

6. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $977,661, which was $727,661 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.13 to 1.

Supplemental Information

Guaranty Brokerage Services, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	**$1,283,501**
Non-allowable assets	
Due from affiliates	**186,031**
Accounts receivable	**2,146**
Prepaid expenses	**95,212**
Total non-allowable assets	**283,389**
Net capital before haircuts	**1,000,112**
Haircuts	**22,451**
Net Capital	**$ 977,661**
Aggregate indebtedness (AI)	
Due to affiliates	**$ 89,607**
Accounts payable and other accrued expenses	**33,000**
Total aggregate indebtedness	**$ 122,607**
Minimum net capital requirement, 6 2/3 % of AI	**$ 8,174**
Minimum dollar net capital requirement	**$ 250,000**
Excess net capital	**$ 727,661**
Excess net capital at 1000%, as defined	**$ 965,400**
Ratio of aggregate indebtedness to net capital	**0.13 to 1**

Guaranty Brokerage Services, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Guaranty Brokerage Services, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Guaranty Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Guaranty Brokerage Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst + Young LLP

February 15, 2002
Atlanta, Georgia

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Guaranty Brokerage Services, Inc.

For the year ended December 31, 2001
with Reports of Independent Auditors

0201-0265960